VIA EDGAR AND FACSIMILE

September 28, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director, Division of Corporation Finance

Re: Artesian Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 11, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010
Filed May 7, 2010
Form 10-Q for the Fiscal Period Ended June 30, 2010
Filed August 6, 2010
File No. 000-18516

Dear Mr. Owings:

This letter sets forth Artesian Resources Corporation’s (the “Company”) responses to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter to Ms. Dian C. Taylor, dated August 31, 2010, with respect to the above referenced filings.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 14

1.
Please delete the third sentence in which you state that other unknown or immaterial risks may also impair your business operations.  All material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

The Company will comply with this comment in future filings.

Securities and Exchange Commission
September 28, 2010

Item 9A. Controls and Procedures, page 65

2.
We note the conclusion of your officers that your disclosure controls and procedures were effective to “provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.”  Please confirm that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were also effective to ensure that such information is accumulated and communicated to your management to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  In addition, please revise your disclosure in future filings accordingly.

The Company confirms that our principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the time period covered by the relevant report filed with the SEC were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 was accumulated and communicated to the Company’s management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  Our principal executive officer is our chief executive officer and our principal financial officer is our chief financial officer.

The Company will comply with this comment in future filings by including the following revised disclosure in the description of controls and procedures:

(a)  Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Based upon that evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.  A control system cannot provide absolute assurance, however, that the objectives of the control system are met and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

3.
In addition, we note that your disclosure controls and procedures were “designed to ensure that material information relating to the Company and its subsidiaries is made known” to the officers of those entities.  Please revise this disclosure to clarify, if true, that your disclosure controls and procedures were designed to provide reasonable assurance that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to your management to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

The Company will comply with this comment in future filings.  See our response to comment 2 above which provides revised disclosure regarding our disclosure controls and procedures.

Securities and Exchange Commission
September 28, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 68

4.
Please expand your disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Eisenbrey should serve as director.  Refer to Item 401(e)(1) of Regulation S-K.

The Company will comply with this comment in future filings by including the following revised disclosure:

The Board of Directors has determined that Mr. Eisenbrey’s business experience as a business owner in one of our primary geographic regions qualifies him to be a member of the Board.  For more than 25 years, Mr. Eisenbrey has been the Owner and President of a successful privately held contracting firm providing building fire sprinkler protection installations for businesses throughout the Delmarva Peninsula.  Mr. Eisenbrey’s operating business background provides hands-on experience with operational, technical and regulatory matters also applicable to our water business.

Item 11. Executive Compensation, page 73

5.
You state that the compensation committee “considers publicly available information regarding the compensation of executives of other U.S. investor-owned water utilities and information available from studies periodically performed by compensation consultants,” and that your compensation consultant used survey data for three market analyses.  As it appears that you engage in benchmarking in setting the salaries of your named executive officers, please revise your disclosure to identify the benchmarks used in determining the salaries, as well as the components of such benchmarks, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

In setting the salaries of its executive officers, the Company does not engage in "benchmarking," as that term is used in Item 402(b)(2)(xiv) of Regulation S-K.  In Question 118.05 of the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretations, the staff explained the meaning of the term "benchmarking" in the context of Item 402(b)(2)(xiv), stating, "[i]n this context, benchmarking generally entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision."  This certainly did not occur in 2009, as the Compensation Committee did not reference any surveys, and did not engage its compensation consultant or anyone else to compile any compensation data.

While the lack of any data analysis in 2009 suggests the inapplicability of Item 402(b)(2)(xiv) with regard to 2009 compensation, we also do not believe that the process used by the Compensation Committee in 2008 to determine executive compensation entailed benchmarking.  Although the CD&A describes the process used by the compensation consultant to provide conclusions as to the competitiveness of the Company's "executive compensation," (in fact, as recognized by the staff, the compensation consultant’s analysis focused on base salaries) the Compensation Committee did not use this data "to base, justify or provide a framework for a compensation decision."  Instead, the Committee principally relied on various other factors, including an executive officer's individual performance and contributions to the Company's strategic objectives, recommendations of the Company’s Chief Executive Officer and internal pay equity in determining executive compensation.  In this context, the data provided by the consultant in 2008 was utilized by the Committee to understand the base pay practices of other companies and to confirm that the Company's base pay practices did not drastically diverge from industry practices.

Securities and Exchange Commission
September 28, 2010

In retrospect, the Company recognizes that elements of the CD&A regarding the 2008 analysis by the compensation consultant and the determination of salary levels could be read to suggest that benchmarking occurred.  Therefore, if the Compensation Committee again references similar types of consultant analyses, the Company will, in future filings, revise its disclosure regarding the compensation process to clarify the limited manner in which the Compensation Committee utilizes the consultant's analysis, the broad discretion exercised by the Compensation Committee, the role of the Chief Executive Officer in assessing performance of, and providing recommendations with respect to, other executive officers, and the performance of the management team as a group.

6.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Compensation Committee considers and evaluates whether the compensation program and salary structure supports the Company’s overall business strategy and objectives, attracts and retains key management, provides competitive compensation opportunities and aligns the interest of key management and officers with the long-term interest of the Company’s shareholders.  Included in this evaluation is an analysis whether the Company’s incentive compensation arrangements, including short-term (annual cash incentive) and long-term (equity awards) components, encourage unnecessary or excessive risks by any of the executives.  Incentive compensation is discretionary and the Compensation Committee considers the performance of the management team as a group when granting cash incentive awards and considers each executives contributions to the growth of the Company for the benefit of the shareholders when granting incentive equity awards.  The Company’s compensation policies and practices provide a significant portion of compensation in the form of base pay, with bonus compensation awards intended to provide a reward for contributions by management as a team towards the Company’s long-term strategic objectives, not as a result of meeting or exceeding defined, discrete, short-term metrics.  The Company’s executive compensation program does not include severance or change in control agreements or post-termination benefits.  In addition, the Compensation Committee considered the nature of the Company’s business, its business strategy and the components of its compensation program.  The Company’s primary source of revenue is from water sales of its regulated public water utility, a risk-averse business by its nature, and the Company does not vary its compensation programs among its business units.  As described in the “Objectives of Artesian’s Compensation Program” in the 2009 Form 10-K, the Company’s strategy is focused on “providing our shareholders with a long-term, satisfactory return on their investment.”  Based upon the Company’s long-term strategic focus, the nature of the Company’s highly regulated primary business and its compensation policies and practices that are centered upon base pay and contributions by management as a team towards the Company’s long-term strategic objectives, the Company concluded that no disclosure under Item 402(s) of Regulation S-K was necessary.

7.	Please provide the disclosure required by Item 407(c)(2)(vi) of Regulation S-K.

The Company will include disclosure regarding diversity in future filings by including the following disclosure in the description of the nominating committee’s process for identifying and evaluating nominees for director:

Securities and Exchange Commission
September 28, 2010

The Corporate Governance and Nominating Committee has determined that no one single criterion should be given more weight than any other criteria when it considers the qualifications of a potential nominee to the Board.  Instead, it believes that it should consider the total “skills set” of an individual.  In evaluating an individual’s skills set, the Corporate Governance and Nominating Committee considers a variety of factors, including, but not limited to, the potential nominee’s background and education, his or her general business experience, and whether or not he or she has any experience in positions with a high degree of responsibility.  In addition, although the Corporate Governance and Nominating Committee does not have a policy with regard to the consideration of diversity in identifying director nominees, its charter includes in the Corporate Governance and Nominating Committee’s duties and responsibilities that it seek members from diverse backgrounds so that the Board consists of members with a broad spectrum of experience and expertise.

8.	Please provide the disclosure required by Item 407(h) of Regulation S-K.

The Company will comply with this comment in future filings by including the following disclosure under corporate governance:

Dian C. Taylor, the Company’s Chief Executive Officer, also serves as Chair of the Board.  The Board, after considering the size of the Company and the composition of the Board (five members, three of which are independent) has determined that the combined structure is appropriate.  The Board has determined that having one person serving as Chair of the Board and Chief Executive Officer ensures a unified leadership of the Board and management and provides potential efficiency in the execution of the strategies and visions of the Board and management.  The Board believes that Ms. Taylor’s experience and operational knowledge of the business enables her to effectively perform both roles.  Given the limited number of Board members and the practice of open communication with the entire Board, the Company does not have a lead independent director.  The Board meets as often as needed and at least twice a year in executive session without any management or non-independent directors present.  The Board believes this is an appropriate structure for the Company which provides the appropriate independent oversight.  In addition, the Audit Committee and the Compensation Committee regularly consult with the Company’s General Counsel to review the various types of risk that affect the Company and to consult on strategies to anticipate such risks.  The Board believes this structure has been effective.  The Board meets with management on a monthly basis to review operational reports, financial updates, strategic development and other matters.  Monthly meetings help to promote and ensure open communication with the management team.  All Board members are engaged and remain actively involved in their oversight roles.  The Board is responsible for oversight of the Company’s risk management process. The senior management team is responsible for identifying risks, managing risks and reporting and communicating risks back to the Board.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 82

9.
We note your disclosure in Note 12 of the financial statements regarding related party transactions.  Please tell us why you have not disclosed these transactions under Item 13 of Form 10-K, or revise your disclosure accordingly.  Refer to Item 404(a) of Regulation S-K.  In addition, please revise your disclosure to include the information required by Item 404(b) of Regulation S-K.

Securities and Exchange Commission
September 28, 2010

The disclosures in Note 12 of the Company’s financial statements relate to a variable interest entity that the Company consolidates in accordance with FASB Accounting Standards Codification Topic 810.  The Company consolidates variable interest entities for which it is deemed to be the primary beneficiary.   However, the variable interest entity disclosed in Note 12, is not related to any director or executive officer of the Company, any nominee for director, any immediate family member of a director or executive officer of the Company, any security holder covered by Item 403(a) or Regulation S-K, or any immediate family member of such security holder and therefore does not meet the criteria, in relation to the meaning of the term “related person,” for disclosure under Item 404 of Regulation S-K.   As a result, the Company did not include disclosure responsive to Items 404(a) and 404(b) of Regulation S-K.

Exhibits 31.1 and 31.2

10.
Please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K.  In this regard, we note that you have altered the language in Sections 4(d) and 5 of the certifications.  This comment also applies to your Form 10-Q for the fiscal period ended March 31, 2010 and your Form 10-Q for the fiscal period ended June 30, 2010.

The Company will comply with this comment in future filings by including the following revised disclosure for Sections 4(d) and 5 in exhibits 31.1 and 31.2:

4(d). Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s registered auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

As requested in your August 31, 2010 letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 302-453-6911 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Dian C. Taylor
--------------------
Dian C. Taylor
Chief Executive Officer